 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 10)*

Under the Securities Exchange Act of 1934

Investors Title Company

(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

461804106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|  | Rule 13d-1(b)

|_| Rule 13d-1(c)

|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461804106

1.	NAME OF REPORTING PERSONS

William Morris Fine

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) |_|
(b) |_|
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	5.	SOLE VOTING POWER

SHARES		83,334

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		95,470

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		83,334

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		95,470
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,804 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.45%

12.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS

(1)   95,000 of these shares are held by a limited partnership of which Mr. Fine is a general partner and shares joint voting power over such shares with James A. Fine, Jr. Additionally, this number includes 470 shares that are held by his wife.

ITEM 1(a). NAME OF ISSUER:

Investors Title Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

121 N. Columbia Street
Chapel Hill, North Carolina  27514

ITEM 2(a). NAME OF PERSON FILING:

William Morris Fine

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

121 N. Columbia Street
Chapel Hill, North Carolina  27514

ITEM 2(c). CITIZENSHIP:

United States of America

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, no par value (the "Common Stock")

ITEM 2(e). CUSIP NUMBER:

461804106

ITEM 3.
Not Applicable

ITEM 4. OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED:

178,804 (1)

(b) PERCENT OF CLASS:

9.45%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) Sole power to vote or to direct the vote:

83,334

(ii) Shared power to vote or to direct the vote:

95,470

(iii) Sole power to dispose or to direct the disposition of:

83,334

(iv) Shared power to dispose or to direct the disposition of:

95,470

(1)   95,000 of these shares are held by a limited partnership of which Mr. Fine is a general partner and shares joint voting power over such shares with James A. Fine, Jr. Additionally, this number includes 470 shares that are held by his wife.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP:

Not Applicable

ITEM 10. CERTIFICATION:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021
Chapel Hill, North Carolina	/s/ William Morris Fine
William Morris Fine